
Airspray®


03045240


SEC MAIL PROCESSING
RECEIVED
DEC 16 2003
WASH. D.C. 187 SECTION

For more information please contact:

Airspray N.V.

Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.net

FOR IMMEDIATE RELEASE

Airspray instant-foam dispensers continue to win new suncare applications -- for both sunless tanner and SPF products...

AIRSPRAY DISPENSER TECHNOLOGY POWERS COPPERTONE'S LATEST INDUSTRY "FIRST" -- THE DUAL-CHAMBERED ENDLESS SUMMER® SUNLESS TANNING FOAM

Schering-Plough's Coppertone brand -- "#1 For Fun in the Sun" *-- bases breakthrough line extension on Airspray instant-foamer custom design...*

POMPANO BEACH, Florida, December 15, 2003 -- Schering-Plough's Coppertone® brand, long considered the most trusted name in suncare, and respected for its long list of industry "firsts," selected Airspray instant-foam dispensing technology for its breakthrough line extension for *Endless Summer® Sunless Tanning Lotion.*

Designed with the first dual-chambered instant-foam mechanism ever used in a consumer product, ***Endless Summer Sunless Tanning Foam*** is being launched nationally in the United States.

The innovative new Coppertone product is significant for several reasons. In addition to underscoring parent company Schering-Plough's comfort with Airspray product performance -- the Bain de Soleil brand successfully launched *Streakguarde Foam* self-tanner a year ago -- this new Coppertone product marks further preference for the instant-foam concept within the larger suncare product development community.

It also is another example of Airspray's custom project capability. In the case of *Endless Summer Sunless Tanning Foam*, two Airspray M3 engines power two 75-ML chambers.

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With a single one-finger pump of the actuator, both ingredients -- DHA (dihydroxyacetone) and Coppertone's proprietary color activator -- combine only at the exact moment of dispensing. The patented combination gives consumers an even, natural sunless tan -- easily, conveniently and comfortably, without drips, spills, blotches or streaks.

For nearly 60 years, Coppertone has developed innovative suncare products for adults and children. The brand's list of industry "firsts" include the first sunless tanner (1960) and the launch of the SPF system in the U.S. (1972).

Earlier this year, Sara Lee launched a multiple-SKU line of instant foam Delial suncare products, which are sold throughout Europe. Airspray's mechanical foamers provide the packaging punch and enhanced shelf-appeal critical to the success of suncare products -- including SPF, self-tanners and after-sun products -- in both the mass and prestige segments of the market.

Neutrogena got things rolling with its instant-foamer-based product line the *Neutrogena Sunless Tanner & Bronzer.* This leading brand in the personal care and skin cleanser field introduced the line based upon its success with earlier *Sunless Tanning Foam* product lines. The introduction was the fourth product line within Neutrogena's product portfolio designed with Airspray instant-foamers.

Airspray offers the industry's most complete range of proven, precision-engineered, high-performance dispensers. They provide instant, perfect foam -- without chemical propellants. The foam is exceptionally mild and pleasing to the skin.

Foam delivery also enhances the distribution of effective ingredients needed in personal care applications, which makes it an appealing choice to product developers in an ever-growing range of consumer product categories.

ABOUT AIRSPRAY N.V.

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs over 115 people.

Airspray is a 'technology-driven' enterprise. During its 20-year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that operate without gas propellants. Airspray has been listed on Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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